UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-14626

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO

(Exact name of registrant as specified in its charter)

Avenida Brigadeiro Luiz Antonio, 3142

01402-901 São Paulo, São Paulo
Federative Republic of Brazil

+55 (11) 3886-0024

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares, without par value
American Depositary Shares (as evidenced by American Depositary Receipts), each representing one Common Share

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ⌧ (for equity securities)	Rule 12h-6(d) ☐ (for successor registrants)

Rule 12h-6(c) ☐ (for debt securities)	Rule 12h-6(i) ☐ (for prior Form 15 filers)

PART I

Item 1.	Exchange Act Reporting History

A.	Companhia Brasileira de Distribuição (“CBD”) first incurred the duty to file reports under Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on May 29, 1997, the date its American Depositary Shares (“ADSs”) were listed on the New York Stock Exchange (“NYSE”). On April 8, 2024, CBD filed a Form 25 with the Securities and Exchange Commission (the “Commission”), informing that it complied with the rules of the NYSE and the requirements of Rule 12d2-2(c) governing the voluntary withdrawal of CBD’s ADSs from listing and registration on the NYSE. The delisting became effective on April 18, 2024.
B.	CBD has filed or submitted all reports required under Section 13(a) or Section 15(d) of the Exchange Act and corresponding Commission rules for the 12 months preceding the filing of this Form 15F. CBD has filed at least one annual report under Section 13(a) of the Exchange Act.

Item 2.	Recent United States Market Activity

CBD’s securities were last sold in the United States in a registered offering under the Securities Act of 1933, as amended, in June 1997.

Item 3.	Foreign Listing and Primary Trading Market

A.	CBD’s common shares are listed on the B3 S.A. – Brasil, Bolsa, Balcão (“B3”), located in Brazil, which constitutes the primary trading market (as defined in Rule 12h-6(f) under the Exchange Act) for CBD’s common shares.
B.	CBD’s common shares were listed on the B3 in 1995. CBD has maintained the listing of its common shares on such exchange since such date, which is more than 12 months preceding the filing of this Form 15F.
C.	During the 12-month period beginning April 18, 2024 and ending April 18, 2025, 99.7% of trading in CBD’s common shares occurred on the B3 in Brazil.

Item 4.	Comparative Trading Volume Data

A.	The 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) started on April 18, 2024 and ended on April 18, 2025 (the “Applicable Period”).
B.	The average daily trading volume (“ADTV”) of CBD’s ADSs (in terms of the number of common shares represented) in the United States for the Applicable Period was 36,510 common shares. The ADTV of CBD’s common shares and the ADSs (in terms of the number of common shares represented) on a worldwide basis for the Applicable Period was 13,585,553 common shares.
C.	The ADTV of CBD’s ADSs (in terms of the number of common shares represented) in the United States for the Applicable Period was 0.3% of the ADTV of CBD’s common shares and the ADSs (in terms of the number of common shares represented) on a worldwide basis for the Applicable Period.
D.	On April 8, 2024, CBD filed a Form 25 with the Commission, informing that it complied with the rules of the NYSE and the requirements of Rule 12d2-2(c) governing the voluntary withdrawal of CBD’s ADSs from listing and registration on the NYSE. The delisting of CBD’s ADSs from the NYSE became effective on April 18, 2024. As of April 18, 2024, the ADTV of CBD’s ADSs (in terms of the number of common shares represented) in the United States (including off-exchange and on-exchange transactions) as a percentage of the ADTV for CBD’s common shares and the ADSs (in terms of the number of common shares represented) on a worldwide basis for the preceding 12-month period was 7.9%.
E.	As of the date of this Form 15F, CBD has not terminated its sponsored ADS facility relating to its common shares.
F.	The source of the trading volume information used for determining whether CBD meets the requirements of Rule 12h-6 is Bloomberg.

Item 5.	Alternative Record Holder Information

Not applicable.

Item 6.	Debt Securities

Not applicable.

Item 7.	Notice Requirement

A.	As required by Rule 12h-6(h), CBD published a notice disclosing its intent to terminate its duty to file reports under Section 13(a) and Section 15(d) of the Exchange Act, which notice was submitted under cover of a Form 6-K on April 17, 2025.
B.	The notice was disseminated in the United States via PR Newswire. Additionally, the notice was published on CBD’s Internet website at https://www.gpari.com.br/en/. A copy of the notice is attached as Exhibit 1.1 to this Form 15F.

Item 8.	Prior Form 15 Filers

Not applicable.

PART II

Item 9.	Rule 12g3-2(b) Exemption

CBD will publish the information required under Rule 12g3-2(b)(1)(iii) on its Internet website at: https://www.gpari.com.br/en/.

PART III

Item 10.	Exhibits

Attached as Exhibit 1.1 to this Form 15F is a copy of the notice, required by Rule 12h-6(h) (17 CFR 240.12h-6(h)), disclosing CBD’s intent to terminate its duty to file reports under Sections 13(a) and 15(d) of the Exchange Act.

Item 11.	Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);
(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Companhia Brasileira de Distribuição has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, Companhia Brasileira de Distribuição certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
(Registrant)

By:	/s/ Marcelo Pimentel
Name:	Marcelo Pimentel
Title:	Chief Executive Officer

By:	/s/ Rafael Sirotsky Russowsky
Name:	Rafael Sirotsky Russowsky
Title:	Vice-President of Finance and Investor Relations Officer

 Date: April 18, 2025

Exhibit 1.1

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO ANNOUNCES INTENTION TO FILE FORM 15F TO DEREGISTER IN THE UNITED STATES UNDER THE SECURITIES EXCHANGE ACT OF 1934

São Paulo, April 17, 2025 – Companhia Brasileira de Distribuição (the “Company” or “GPA”) (B3: PCAR3), hereby announces its intention to file a Form 15F with the U.S. Securities and Exchange Commission (“SEC”) to terminate the registration of its common shares and American Depositary Shares under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as well as to terminate its reporting obligations under the Exchange Act. As a result of filing Form 15F, GPA’s obligations to file reports under the Exchange Act will be suspended immediately and are expected to terminate 90 days after the filing, barring any objection by the SEC.

GPA will maintain the listing of its common shares on the São Paulo Stock Exchange (B3 S.A. - Bolsa, Brasil, Balcão) under the ticker symbol “PCAR3,” and it will continue to be subject to applicable disclosure requirements under Brazilian law. GPA intends to continue to disclose its periodic reports, annual and interim results and communications as required by applicable laws and regulations on its website (https://www.gpari.com.br/en/), including in English.

GPA reserves the right, for any reason, to delay the Form 15F filing, to withdraw the filing prior to effectiveness, and to otherwise change its plans in respect of deregistration and termination of its reporting obligations under applicable U.S. federal securities laws in any way.

Special Note Regarding Forward-Looking Statements

This press release contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. The words “will”, “maintain”, “plans” and “intends” and similar expressions, as they relate to GPA, are intended to identify forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. Undue reliance should not be placed on such statements. Forward-looking statements speak only for the date they are made.

Rafael Russowsky

Vice-President of Finance and Investor Relations Officer